UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   STRATMANN, GAYLE G.
   ENERGIZER HOLDINGS, INC.
   533 MARYVILLE UNIVERSITY DRIVE
   ST. LOUIS, MO  63141

2. Date of Event Requiring Statement (Month/Day/Year)
   2/28/03

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT AND
   GENERAL COUNSEL

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Energizer Holdings, Inc. Common Stock                        3,728 (1)           I   By 401(k)

Table II   Derivative Securitites Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
-----------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      09/23/05  09/22/12  Energizer Holdings, Inc.     10,000     $30.1000   D           Direct
9/23/02                         (3)                 Common Stock
Non-Qualified Stock Option      05/08/01  05/07/10  Energizer Holdings, Inc.     50,000     $17.0000   D           Direct
5/08/00                         (2)                 Common Stock

Explanation of Responses:

(1)
Reporting person owns 2,596.11 units in the Energizer Stock Fund of the Energizer Holdings, Inc. Savings Investment Plan as of
February 26, 2003.  The number of shares allocated to a participant in that fund will vary based upon the cash position of the fund and changes in the market price of the Common Stock from time to time.
(2)
Exercisable at the rate of 25% per year commencing May 8, 2001.
(3)
Exercisable at the rate of 33 1/3% on grant date in the years 2005, 2006 and 2007.

SIGNATURE OF REPORTING PERSON
/S/ STRATMANN, GAYLE G.
DATE 03/03/03